UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-34166
CUSIP: 867652406

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SunPower Corporation
Full Name of Registrant

N/A
Former Name if Applicable

880 Harbour Way South, Suite 600
Address of Principal Executive Office (Street and Number)

Richmond, California 94804
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SunPower Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Q2 2024 10-Q”) by the prescribed due date for the reasons further described below.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2024, the Company had identified certain misstatements in connection with the preparation of its financial statements for the fiscal year ended December 31, 2023. The Company determined the following financial statements were affected: (i) the audited financial statements included in the Company’s Annual Report on Form 10-K/A for the period ended January 1, 2023 (the “Form 10-K/A”), and (ii) the unaudited financial statements included in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended April 2, 2023, Quarterly Report on Form 10-Q/A for the quarterly period ended July 2, 2023, and Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2023, each filed with the SEC on December 18, 2023 (collectively, and together with the Form 10-K/A, the “Affected Prior Period Financial Statements”). Further, as previously disclosed, the Company’s management concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of January 1, 2023, April 2, 2023, July 2, 2023, and October 1, 2023, due to material weaknesses that existed in the Company’s internal control over financial reporting.

Additionally, as previously disclosed, in the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2024, the Company was notified on June 27, 2024, by its independent registered public accounting firm, Ernst & Young LLP (“EY”), of its decision to resign as independent registered public accounting firm of the Company, effective as of the date of notification (the “Auditor Resignation”). EY resigned prior to the completion of the audits for the fiscal year ended December 31, 2023 and the restatement of the fiscal years included in the Form 10-K/A, thereby impacting the Company’s ability to finalize its Affected Prior Period Financial Statements, 2023 Form 10-K and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (the “Q1 2024 10-Q”) and Q2 2024 10-Q.

Finally, as previously disclosed, on August 5, 2024, the Company and certain of its direct and indirect subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing Chapter 11 cases (the “Chapter 11 Cases”) jointly administered under the caption “In re SunPower Corporation, et al., Case No. 24-11649”, which such Chapter 11 Cases are diverting considerable time and resources of the Company’s management.

As a result of the foregoing, the Company is unable, without unreasonable effort or expense, to file the Q2 2024 Form 10-Q by the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Eby	(408)	240-5500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

2023 Form 10-K; Q1 2024 10-Q

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company has not finalized the Affected Prior Period Financial Statements, 2023 Form 10-K nor the Q1 2024 10-Q. Information regarding the results of operations for the quarterly periods ended June 30, 2024 and March 31, 2024 cannot be finalized unless the Company first completes its financial-related adjustments to the financial statements required for the 2023 Form 10-K.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the 2024 Quarterly Reports and 2023 Form 10-K and any restatements of the Affected Prior Period Financial Statements; anticipated changes in results of operations from the corresponding prior quarterly periods that would affect the 2024 Quarterly Reports; and any assumptions underlying any of the foregoing. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks attendant to the bankruptcy process, including the length of time that the Company will operate under Chapter 11 protection; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; finalization of the Company’s financial statements for the periods ended June 30, 2024, March 31, 2024 and December 31, 2023; the Company’s ability to engage an independent registered public accounting firm; covenants, defaults and events of default under the Company’s debt agreements; legal proceedings or government investigations or enforcement actions relating to any restatements; risks relating to the delisting of the Company’s common stock from The Nasdaq Stock Market LLC and future quotation of the Company’s common stock; and the risks and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K/A filed with the SEC on December 18, 2023 and the Company’s other filings with the SEC. All forward-looking statements in this Form 12b-25 are based on information currently available to us and speak only as of the date of this Form 12b-25. The Company assumes no obligation to, and expressly disclaims any responsibility to, update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUNPOWER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2024	By:	/s/ Elizabeth Eby
Elizabeth Eby
Executive Vice President and Chief Financial Officer